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                                                               Page 1 of 5 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         Austral Pacific Energy Limited
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    052526100
                                 (CUSIP Number)

                                November 20, 2006
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Cusip No. 75734R 10 5                                          Page 2 of 5 Pages

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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Infratil Gas Limited

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2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                  (a) [ ]
                                                                         (b) [X]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     New Zealand

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               5.   Sole Voting Power

                    4,964,100 (see Item 4)
               -----------------------------------------------------------------
   Number of   6.   Shared Voting Power
     Shares
  Beneficially      -0-
 Owned by Each -----------------------------------------------------------------
   Reporting   7.   Sole Dispositive Power
  Person With:
                    4,964,100 (see Item 4)
               -----------------------------------------------------------------
               8.   Shared Dispositive Power

                    -0-

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,964,100 common shares (see Item 4)

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10.  Check box if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       [ ]

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11.  Percent of Class Represented by Amount in Row (9)

     17.88% (see Item 4)

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12.  Type of Reporting Person (See Instructions)

     CO

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Cusip No. 75734R 10 5                                          Page 3 of 5 Pages

Item 1(a). Name of Issuer:

     Austral Pacific Energy Limited (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

     284 Karori Road
     PO Box 17-258
     Wellington
     New Zealand

Item 2(a). Name of Person Filing:

     Infratil Gas Limited (the "Reporting Person")

Item 2(b). Address of Principal Business Office:

     97 The Terrace
     PO Box 1395
     Wellington
     New Zealand

Item 2(c). Citizenship:

     Infratil Gas Limited, is a limited liability company incorporated in New Zealand.

Item 2(d). Title of Class of Securities:

     Common Stock

Item 2(e). CUSIP Number:

     052526100

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

     N/A

Item 4. Ownership:

     The share numbers and percentages used herein are calculated based on the shares issued and outstanding as of November 20, 2006 as reported by the Issuer. On November 20, 2006, the Reporting Person acquired 2,307,000 of the Issuer's common shares at a price of US $1.30 per share pursuant to the terms of a subscription agreement with the Issuer dated October 18, 2006. Pursuant to the terms of the subscription agreement, these newly acquired shares are not transferable until March 18, 2007 and are subject to resale restrictions in and to the United States under Rule 144 promulgated under the U.S. Securities Act of 1933, as amended and are subject until November 20, 2007. From time to time since its initial filing on Schedule 13G, the Reporting Person also has acquired an aggregate of 200,639 shares through small purchases on the open market; these purchases in the aggregate represent the acquisition of less than 1 percent of the Issuer's outstanding shares. The Reporting Person previously reported that the Issuer had issued 4,000,000 private warrants entitling the holders to acquire 2,000,000 common shares at US $3.50 prior to October 13, 2006. The Reporting Person held 2,456,461 of these private warrants entitling the Reporting Person to acquire 1,228,230 common shares. These warrants expired, unexercised, on October 13, 2006.

     A    Amount beneficially owned: 4,964,100 common shares

     B    Percent of class: 17.88%

     C    Number of shares as to which such person has:

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Cusip No. 75734R 10 5                                          Page 4 of 5 Pages

          i.   sole power to vote or to direct the vote: 4,964,100

          ii.  shared power to vote or to direct the vote: -0-

          iii. sole power to dispose or to direct the disposition of: 4,964,100

          iv.  shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     N/A

Item 8. Identification and Classification of Members of the Group:

     N/A

Item 9. Notice of Dissolution of Group:

     N/A

Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Cusip No. 75734R 10 5                                          Page 5 of 5 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2006

                                        INFATRIL GAS LIMITED


                                        By: /s/ Paul Ridley-Smith
                                            ------------------------------------
                                        Name: Paul Ridley-Smith
                                        Title: Executive Manager